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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*


                           CAREY INTERNATIONAL, INC.
                               (Name of Issuer)



                   Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   141750109
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 141750109                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vincent A. Wolfington

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            417,788

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             417,788

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      416,228

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

      Excludes 1,560 shares held by a limited partnership which are attributable to Mr. Wolfington's wife (980 shares) and minor child (780 shares).
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.46%

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      TYPE OF REPORTING PERSON*
12
      Individual (IN)

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 pages

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Item 1   (a).  Name of Issuer:

               Carey International, Inc.

         (b).  Address of Issuer's Principal Executive Offices:

               4530 Wisconsin Avenue, N.W.
               Washington, D.C.  20016


Item 2   (a).  Name of Person Filing:

               Vincent A. Wolfington

         (b).  Address of Principal Business Office:

               The address of the reporting person is c/o Carey International, Inc., 4530 Wisconsin Avenue, N.W., Washington, D.C. 20016.

         (c).  Citizenship:

               The reporting person is a citizen of the United States.

         (d).  Title of Class of Securities:

               Common Stock

         (e).  CUSIP Number:

               141750 10 9


Item 3.  Not applicable.


Item 4.  Ownership.

               Amount
         Beneficially Owned   Percent of Class   Voting Power  Dispositive Power
         ------------------   ----------------   ------------  -----------------

              417,788 *             5.46%           417,788         417,788


         * Includes 205,706 shares issuable upon the exercise of options which currently are exercisable. Also includes (i) 1,183 shares held by a company controlled by Mr. Wolfington and (ii) 1,560 shares held by a limited partnership which are attributable to Mr. Wolfington's wife (980 shares) and minor child (780 shares) of which Mr. Wolfington disclaims beneficial ownership. Excludes shares held by Yerac Associates, L.P., a limited partnership of which Mr. Wolfington is a limited partner, with respect to which Mr. Wolfington has no voting or investment power.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  Page 4 of 5
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                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /s/ Vincent A. Wolfington
                                -------------------------------
                                Vincent A. Wolfington

Date:  February 12, 1998

                                  Page 5 of 5